SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the period April 30, 2002 to July 2, 2002

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]        Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [ _ ]     No [X]

Explanatory Note

     On or about July 2, 2002, Jacada Ltd. sent its shareholders of record copies of its 2001 Annual Report and its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on August 4, 2002 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

	By:	/s/ Robert C. Aldworth Name: Robert C. Aldworth Title: Chief Financial Officer

Dated: July 2, 2002

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